Norske Skog

Skogn, 2002-10-29

United States Securities and Exchange Commission
Washington DC 20549

USA

SEC MAIL PROCESSING
RECEIVED
NOV 08 2002
WASH. D.C. 155 SECTION

SUPPL

Information - file 82-5226

Please find enclosed copy of document sent to Oslo Stock Exchange, October 28, 2002.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

02055792

Oddrunn Ringstad

Oddrunn Ringstad

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Enclosure: Message sent to Oslo Stock Exchange October 28, 2002

dlw 11/15

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
Foretaksregisteret:
NO 911 750 961 MVA

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00
Register of business enterprises:
NO 911 750 961 VAT

Message to Oslo Stock Exchange

Norske Skog Starting Global Improvement Program

Today, Norske Skog informed its employees of the initiation of a new program aimed at improving both short- and long-term profitability and competitiveness. The new program comes as an extension to the existing NOK700 million cost cutting program which will be completed by the end of 2002.

The background for the new program is that the weakness in the world economy is greater and more prolonged than initially expected. Additional information will be given in connection with the publishing of third quarter results which takes place November 6th.

Oxenøen, October 28, 2002

NORSKE SKOG

Corporate Communication